

January 23, 2009

Mr. Robert Landau
Chief Executive Officer
Pacific Gold Corp.
465 South Meadows Parkway #20
Reno, NV 89521

    Re: **Pacific Gold Corp.**
        Item 4.01 Form 8-K
        Filed December 24, 2008
        Response Letter dated January 16, 2009
        Form 8-K/A Filed on January 16, 2009
        File No. 000-32629

Dear Mr. Landau:

  We have completed our review of your Form 8-K and related filings and have no further comments at this time.

          Sincerely,

          Jill Davis
          Branch Chief